UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-32968

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Bank of Hampton Roads

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust (Name of Plan)

Date: June 29, 2009	/s/ Douglas J. Glenn
Douglas J. Glenn, Plan Trustee

Financial Statements and
Supplemental Schedule
December 31, 2008 and 2007

VBA Defined Contribution Plan for

Bank of Hampton Roads

VBA Defined Contribution Plan for

Bank of Hampton Roads

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

VBA Defined Contribution Plan

for Bank of Hampton Roads

Norfolk, Virginia

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

Winchester, Virginia

June 29, 2009

VBA Defined Contribution Plan for Bank of Hampton Roads

Statements of Net Assets Available for Benefits

December 31,	2008	2007
Investments, at fair value	$4,011,149	$5,018,521

Receivables
Employer contributions	334,503	324,324
Participant contributions	—	14,555

	334,503	338,879
Cash	81,125	4,342

Net assets available for benefits at fair value	4,426,777	5,361,742
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	68,188	—

Net assets available for benefits	$4,494,965	$5,361,742

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Bank of Hampton Roads

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2008	2007
Additions to net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$(1,586,735)	$208,695
Interest and dividends	159,978	144,753

	(1,426,757)	353,448

Contributions
Participant	395,164	374,606
Employer	334,503	324,324
Rollover	—	22,406

	729,667	721,336

Total additions/(net reductions)	(697,090)	1,074,784

Deductions from net assets attributed to
Benefits paid to participants	157,867	944,225
Administrative expenses	11,820	9,013

	169,687	953,238

Net increase (decrease)	(866,777)	121,546

Net assets available for benefits
Beginning of year	5,361,742	5,240,196

End of year	$4,494,965	$5,361,742

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Bank of Hampton Roads

Notes to Financial Statements

December 31, 2008 and 2007

1.	Description of Plan

The following description of VBA Defined Contribution Plan for Bank of Hampton Roads (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Bank of Hampton Roads (the “Company”) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute a percentage of compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides matching contributions of 100% of the first 4% of participant contributions to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Company’s board of directors. Discretionary profit sharing contributions made during the plan years ended December 31, 2008 and 2007 were $132,000 and $119,000, respectively. Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers five lifestyle managed portfolios, eighteen self directed mutual funds, and Hampton Roads Bankshares, Inc. common stock (“Employer common stock”). Participants may choose to invest up to 75% of their account balance and future contributions in Employer common stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and the Company’s matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. A participant is 100% vested after three years of credited service.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

Forfeited Accounts

At December 31, 2008, forfeited nonvested accounts totaled $20,534. These accounts are reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investments contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

3.	Fair Value Measurements

Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS No. 157”), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 4).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008 and 2007. Assets that represent 5% or more of the Plan’s assets are presented separately with all other assets grouped together.

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3		Total
American Beacon Large Cap Value Plan – 18,095 shares	$237,222	$	$		$237,222
American Europacific Growth Class R4 – 8,270 shares	227,909				227,909
T Rowe Price Institutional Large Cap Growth – 45,034 shares	415,210				415,210
Met Managed GIC – 3,432 shares				433,859	433,859
Hampton Roads Bankshares, Inc. common stock – 172,176 shares	1,503,096				1,503,096
All other assets at fair value	1,193,853				1,193,853

Total assets at fair value	$3,577,290	$		$433,859	$4,011,149

	Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3		Total
American Beacon Large Cap Value Plan – 12,774 shares	$286,013	$	$		$286,013
Calvert Large Cap Growth Cl I – 11,444 shares	423,557				423,557
Met Managed GIC – 3,850 shares				536,833	536,833
Hampton Roads Bankshares, Inc. common stock – 139,357 shares	1,750,320				1,750,320
All other assets at fair value	2,021,798				2,021,798

Total assets at fair value	$4,481,688	$		$536,833	$5,018,521

Level 3	Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Guaranteed Investment Contract
Balance, beginning of the year	$536,833
Realized gains (losses)
Unrealized gains (losses) relating to instruments still held at the reporting date	(68,188)
Purchases, sales, issuances and settlements, net	(34,786)

Balance, end of the year	$433,859

Changes in Fair Value and Related Gains and Losses

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(1,037,792)	$200,136
Common stock	(548,943)	6,253
Guaranteed interest contract	—	2,306

	$(1,586,735)	$208,695

4.	Investment Contract with Insurance Company

In 2007, the Plan entered into a benefit-responsive investment contract with Metropolitan Life Insurance Company (“Met”). Met maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the plan by Met. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2008 and 2007 was $433,859 and $536,835, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

5.	Related Party Transactions

Reliance Trust Company is the custodian of the Plan’s mutual funds and Employer common stock. These transactions qualify as exempt party-in-interest transactions.

The option to invest in Employer common stock makes Hampton Roads Bankshares, Inc. a party-in-interest and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Employer common stock is based on quotes from an active market. At December 31, 2008 and 2007, the Plan held 172,176 and 139,357 shares, respectively, of Hampton Roads Bankshares, Inc. common stock.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

7.	Tax Status

The Plan has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter dated May 22, 2002. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.	Administrative Expenses

Certain administrative expenses are absorbed by Hampton Roads Bankshares, Inc., the Plan sponsor.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10.	Significant Amendments

The Plan was restated effective January 1, 2007 by the execution of a newly signed adoption agreement. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants included many changes to the plan. The most significant included a change in the Plan’s name to the VBA Defined Contribution Plan for Bank of Hampton Roads. There was a revision of Plan investment options from MFS mutual funds to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan’s Trustee, Virginia Bankers Association Benefits Corporation, who became trustee effective January 1, 2007, for all investment funds except for Employer Common Stock. Participants’ vesting in the Bank’s discretionary contributions was also amended from a five year vesting schedule to three years.

* * * * *

Supplemental Schedule

VBA Defined Contribution Plan for Bank of Hampton Roads

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1408074 Plan 001

December 31, 2007

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
	Mutual funds:
	Fidelity Investments	6,076	shares of Fidelity US Bond Index	$65,565
	Fidelity Investments	1,749	shares of Spartan US Equity Index Investor Class	55,803
	Fidelity Investments	833	shares of Spartan Total Market Index Investor Class	20,882
	Fidelity Investments	18,772	shares of Fidelity Short Term Bond	149,427
	Fidelity Investments	21,001	shares of Fidelity Money Market	21,001
	Fidelity Investments	18,095	shares of American Beacon Large Cap Value Plan	237,222
	Fidelity Investments	4,884	shares of Columbia Acorn Class Z	86,495
	Fidelity Investments	10,606	shares of Columbia Small Cap Value Fund II Z	93,759
	Fidelity Investments	7,311	shares of Davis New York Venture Class A	172,696
	Fidelity Investments	8,270	shares of American Europacific Gowth Cl R4	227,909
	Fidelity Investments	3,807	shares of Goldman Sachs Mid Cap Value-Instl Sh	84,513
	Fidelity Investments	45,034	shares of T Rowe Price Institutional Large Cap Growth	415,210
	Fidelity Investments	887	shares of Managers Bond Fund	17,421
	Fidelity Investments	6,110	shares of Munder Midcap Core Growth Fund Cl Y	104,733
	Fidelity Investments	3,016	shares of Oppenheimer Developing Markets Cl A	47,917
	Fidelity Investments	9,351	shares of Pimco High Yield Class A	62,558
	Fidelity Investments	15,740	shares of Pimco Total Return Administrative Shares	159,600
	Fidelity Investments	3,346	shares of Vangaurd Inflation Protected Secs	38,546
	Fidelity Investments	728	shares of Virtus Real Estate Securities Cl A	12,937
	Guaranteed Investment Contract	3,432	shares of Met Managed GIC	433,859
*	Hampton Roads Bankshares, Inc.	172,176	shares of common stock	1,503,096

				$4,011,149

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.